October 16, 2007

Mr Donald Walker

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington

DC 20549

Re:	HSBC Holdings plc Form 20-F for the Fiscal Year Ended 31 December 2006 Filed 9 March 2007 File No 001-14930

Dear Mr Walker

We refer to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) to HSBC Holdings plc dated 12 September 2007, setting forth the Staff’s comments to the above referenced Form 20-F. On behalf of our client, HSBC, we are writing in response to the Commission’s comments.

Report of the Directors: Business Review page 6

1.

We note your disclosure throughout this section of results of operations and changes in financial condition on the non-GAAP basis referred to as “underlying basis”.If you continue to present such disclosure in future filings, please refer to Item 10(e) of regulation S-K and revise your disclosure for the following items:

•

include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with the generally accepted accounting principles (“GAAP”) of your primary financial statements;

p. 2

•	include a quantitative reconciliation between the non-GAAP financial measure disclosed with the most directly GAAP comparable financial measure or measures;

•	clearly describe how the reconciling adjustments are derived, providing hypothetical examples as needed to demonstrate “constant currency”

•

describe the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations;

•	describe specifically how management uses these non-GAAP financial measures in conducting or evaluating the business;

•	use line item titles and descriptions for the non-GAAP measures that are not the same or confusingly similar to titles or descriptions used for GAAP financial measures;

•	please provide us with comprehensive examples of your proposed future disclosures, using the information in your 2006 Form 20-F as the basis in the examples.

HSBC does not believe that the analysis of its results in terms of “underlying basis” movements constitutes the use of “non-GAAP” measures, meriting equal discussions and prominence of GAAP with non-GAAP measures. HSBC does not present “underlying basis” numbers in any of the tables in its reports and also does not give its discussions of “underlying basis” a prominence such that they replace GAAP measures. Rather, HSBC endeavours to use its discussions of “underlying basis” to enhance a reader’s understanding of its GAAP results.

HSBC’s financial statements are complex given the wide geographical spread of operations and the range of different business segments reported therein. A number of these businesses operate in countries where the local currency is neither the US dollar nor linked to the US dollar. As a result, the effect of translating into US dollars the income statements and balance sheets of these operations can be significant to the reported GAAP results of HSBC.

HSBC has consistently presented its explanation of financial performance by discussing and analysing its results by five customer groups (including ‘other’) within five geographical segments. This means that 25 separate explanations of performance are presented for each of the two years of disclosure required in the 20-F. For each of the geographical segments, HSBC compares the pre-tax profit of the current year with the pre-tax profit of the previous year and expresses the change as a percentage: this is always computed on a GAAP basis. Given that currency movements and acquisitions can obscure business trends, HSBC then seeks to clearly

2

p. 3

analyse these numbers by presenting them on an “underlying basis”, and the business performance explanations which follow are also provided on an “underlying basis”.

As such and by analogy to a multi-jurisdictional industrial company, HSBC’s underlying basis discussion is no different from analysing prices charged in nominal currencies or salary movements in nominal currencies.

HSBC believes that, to understand properly the trends in its business, investors require an analysis of the results that excludes the impact of currency translation and acquisitions. This is also the basis on which management evaluates the performance of the HSBC group and its individual subsidiaries and business segments.

An example of how the underlying basis is calculated is set out in the Appendix; this example demonstrates why HSBC’s approach is so useful to investors. From HSBC’s regular contacts with investors and analysts, HSBC can confirm that the investor community at large finds this method of explanation of results as useful as, and more informative than, the reported basis.

While HSBC acknowledges that it could clearly expand its discussion of performance to illustrate with and without currency (and acquisitions) impacts, given the existing size of HSBC’s 20-F and the nature of the “underlying basis” analysis HSBC believes that a revision of this scale is likely to have the unintended consequence of making the disclosure overly complicated, lengthy and hard for investors to understand. HSBC also believes its current reporting is in compliance with the requirements of Item 10(e).

* * * *

On behalf of HSBC we confirm that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3

p. 4

If you have any questions relating to this letter, please feel free to contact Ashar Qureshi in our London office, City Place House, 55 Basinghall Street, London EC2V 5EH, United Kingdom (telephone 011-44-207-614-2200; facsimile 011-44-207-600-1698).

Sincerely,

/s/ Ashar Qureshi

Ashar Qureshi

4